UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE TO (Amendment No. 3) (RULE 14d-100) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Zhihu Inc. (Name of Subject Company (Issuer))
Zhihu Inc. (Name of Filing Person (Issuer))

Class A Ordinary Shares

par value US$0.000125 per share

(Title of Class of Securities)

KYG989MJ1017

(ISIN Number of Class of Securities)

American Depositary Shares

each representing three Class A Ordinary Shares, par value US$0.000125 per share

(Title of Class of Securities)

98955N 207

(CUSIP Number of Class of Securities)

Han Wang Chief Financial Officer Zhihu Inc. 18 Xueqing Road Haidian District, Beijing 100083 People’s Republic of China +86 (10) 8271-6603 with copy to:
Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Schedule TO

This Amendment No. 3 to the Schedule TO (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed with the Securities and Exchange Commission (the “SEC”) by Zhihu Inc. (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, on September 9, 2024, as amended and supplemented by Amendment No. 1 dated October 16, 2024 and Amendment No. 2 dated October 23, 2024. This Amendment No. 3 relates to the final results of the all cash tender offers by the Company to buy back Class A Ordinary Shares (including in the form of ADSs) at an Offer Price of HK$9.11 per Class A Ordinary Share (equivalent of US$3.50 per ADS). All capitalized terms used but not specifically defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the U.S. Offer to Purchase.

The information contained in the Schedule TO, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 3 is intended to satisfy Rule 13e-4(c)(4) under the Exchange Act and constitutes the final amendment to the Schedule TO.

Item 11.	Additional Information

Item 11(c) of the Schedule TO is hereby amended and supplemented to include the following information:

The Offers, including the U.S. Offer, expired at 4:00 a.m., New York City time, or 4:00 p.m., Hong Kong time, on Wednesday, October 30, 2024. The Company has been advised by Broadridge Corporate Issuer Solutions, LLC, the Tender Agent, and Computershare Hong Kong Investor Services Limited, the Registrar, that 33,016,016 Class A Ordinary Shares (including 19,877,118 Class A Ordinary Shares in the form of 6,625,706 ADSs) were validly tendered and not properly withdrawn as of the Latest Acceptance Time. The Company has accepted all these Class A Ordinary Shares (including in the form of ADSs) to be bought back and cancelled by the Company on completion of the Offers, which is expected to take place on or before Friday, November 8, 2024. The total consideration payable by the Company for buying back the said Class A Ordinary Shares (including in the form of ADSs) pursuant to the Offers is HK$300,775,906. The Company will promptly forward cash in payment of the total consideration to the Paying Agent and Registrar for distribution to the Accepting ADS holders and Accepting Shareholders.

Following the settlement of the Offers, there will be 261,860,348 Shares issued and outstanding, which will comprise 246,413,570 Class A Ordinary Shares (including 126,582,633 Class A Ordinary Shares in the form of 42,194,211 ADSs) and 15,446,778 Class B Ordinary Shares, excluding the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans.

Item 12.	Exhibits

(a)(1)(A)*	U.S. Offer to Purchase, dated as of September 9, 2024.

(a)(1)(B)*	ADS Letter of Transmittal.

(a)(1)(C)*	Form of Acceptance.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.

(a)(1)(F)*	Form of Withdrawal.

(a)(1)(G)*	Notice of Extraordinary General Meeting.

(a)(1)(H)*	Form of Proxy for the Extraordinary General Meeting.

(a)(1)(I)*	Form of Voting Instruction Card for Holders of American Depositary Shares.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Announcement made by the Company in accordance with Rule 3.5 of the Code on Takeovers and Mergers of Hong Kong, dated as of July 19, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the SEC on July 19, 2024).

(a)(5)(B)	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of August 9, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the SEC on August 9, 2024).

(a)(5)(C)*	Press Release issued by the Company, dated as of September 9, 2024.

(a)(5)(D)*	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of September 9, 2024.

(a)(5)(E)*	Press Release issued by the Company, dated as of October 16, 2024.

(a)(5)(F)*	Announcement made by the Company in accordance with Rule 19.1 of the Code on Takeovers and Mergers of Hong Kong, dated as of October 16, 2024.

(a)(5)(G)*	Press Release issued by the Company, dated as of October 23, 2024.

(a)(5)(H)*	Announcement made by the Company in accordance with Rule 8 of the Code on Takeovers and Mergers of Hong Kong, dated as of October 23, 2024.

(a)(5)(I)†	Press Release issued by the Company, dated as of October 30, 2024.

(a)(5)(J)†	Announcement made by the Company in accordance with Rule 19.1 of the Code on Takeovers and Mergers of Hong Kong, dated as of October 30, 2024.

(b)	Not applicable.

(d)*	Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated May 10, 2024.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*            Previously filed.

†             Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	U.S. Offer to Purchase, dated as of September 9, 2024.

(a)(1)(B)*	ADS Letter of Transmittal.

(a)(1)(C)*	Form of Acceptance.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.

(a)(1)(F)*	Form of Withdrawal.

(a)(1)(G)*	Notice of Extraordinary General Meeting.

(a)(1)(H)*	Form of Proxy for the Extraordinary General Meeting.

(a)(1)(I)*	Form of Voting Instruction Card for Holders of American Depositary Shares.

(a)(5)(A)	Announcement made by the Company in accordance with Rule 3.5 of the Code on Takeovers and Mergers of Hong Kong, dated as of July 19, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the SEC on July 19, 2024).

(a)(5)(B)	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of August 9, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the SEC on August 9, 2024).

(a)(5)(C)*	Press Release issued by the Company, dated as of September 9, 2024.

(a)(5)(D)*	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of September 9, 2024.

(a)(5)(E)*	Press Release issued by the Company, dated as of October 16, 2024.

(a)(5)(F)*	Announcement made by the Company in accordance with Rule 19.1 of the Code on Takeovers and Mergers of Hong Kong, dated as of October 16, 2024.

(a)(5)(G)*	Press Release issued by the Company, dated as of October 23, 2024.

(a)(5)(H)*	Announcement made by the Company in accordance with Rule 8 of the Code on Takeovers and Mergers of Hong Kong, dated as of October 23, 2024.

(a)(5)(I)†	Press Release issued by the Company, dated as of October 30, 2024.

(a)(5)(J)†	Announcement made by the Company in accordance with Rule 19.1 of the Code on Takeovers and Mergers of Hong Kong, dated as of October 30, 2024.

(d)*	Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated May 10, 2024.

107*	Filing Fee Table.

*            Previously filed.

†            Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zhihu Inc.

By:	/s/ Han Wang
Name:	Han Wang
Title:	Chief Financial Officer

Dated:     October 30, 2024